GALIANO GOLD ANNOUNCES UPCOMING

CHANGES TO ITS BOARD OF DIRECTORS

Vancouver, British Columbia, April 18, 2024 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) announces the upcoming retirement of Dr. Michael Price from its Board of Directors. Dr. Price is a mining finance consultant and advisor and has served on the Galiano Board since 2014. During his tenure, he has served on the Audit Committee, Compensation, Governance and Nominating Committee, and Sustainability Committee. Dr. Price will not be standing for re-election at the 2024 AGM on June 13, 2024.

"I would like to thank Michael for his outstanding service and commitment to Galiano over the many years," said Matt Badylak, Galiano's President and Chief Executive Officer. "He has made tremendous contributions to the shareholders and management of Galiano and his guidance has been a key factor in our growth. We wish him all the best as he retires from our Board."

Galiano is also pleased to announce that Mr. Navin Dyal and Dr. Moira Smith will be appointed to the Board effective May 3, 2024.

Mr. Navin Dyal is currently the Chief Financial Officer of Dundee Precious Metals Inc., and has over 20 years of finance and public company experience. Mr. Dyal is an accomplished senior executive with a track record of success in financial and strategic leadership, capital funding and mergers and acquisitions. Prior to Dundee Precious Metals, Mr. Dyal was the Senior Vice President and Chief Financial Officer at Teranga Gold Corporation for nine years prior to its acquisition by Endeavour Mining Corporation. He spent seven years with Barrick Gold Corporation in progressively senior finance positions and was an auditor with PricewaterhouseCoopers earlier in his career. Mr. Dyal is a Chartered Professional Accountant, Chartered Accountant and holds a Bachelor of Commerce from the University of Toronto.

Dr. Moira Smith, P. Geo., has over 30 years of expansive industry experience. Dr. Smith has held key positions from Vice President, Exploration and Geoscience with Liberty Gold, Chief Geologist, Nevada for Fronteer Gold and Senior Geologist and U.S. Exploration Manager with Teck. She has held board or executive positions with many industry associations and is a past President of the Society of Economic Geologists and recent winner of the Colin Spence award from the Association for Mineral Exploration of B.C. Dr. Smith received her Ph.D., Geology, from the University of Arizona and is a member in good standing with numerous professional organizations. Dr. Smith is also a director of Discovery Metals Corp.

"We are pleased to welcome both Navin and Moira to our Board," continued Badylak. "Our management team and the other Board members look forward to working closely with both of them, leveraging their industry experience and expertise, as we work together to continue to execute on our long term business strategy of growth and value creation."

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446
Email: info@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.